Richard G. Satin

Direct Dial 212-973-8060

Direct Fax 212-972-8798

E-mail: rsatin@schnader.com

October 7, 2014

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Maryse Mills-Apenteng, Special Counsel

Re:	Dataram Corporation (the “Company”)
Preliminary Proxy Statement on Schedule 14-A
Filed on September 18, 2014
File No. 001-08266

Ladies and Gentlemen:

On behalf of the Company, we are responding to the comments of the staff in their letter dated September 26, 2014 addressed to John H. Freeman, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding comments in your letter. Where applicable, the revised pages or sections with the Proxy Statement have been referenced.

Proposal 2 - Approval of the Issuance of more than 20% of the Company’s Issued and Outstanding Common Stock in Certain Offerings, page 7

1.	You have presented multiple matters to be voted upon under a single proposal. Proposal 2 combines at least four separate matters to be voted upon: (1) the issuance of common stock upon the conversion of the Bridge Notes and exercise of the Warrants from the 2014 Bridge Financing, (2) the issuance of Series A Preferred Stock in connection with the Preferred Stock Transaction, (3) the issuance of common stock upon the conversion of the Series A Preferred Stock and the Preferred Stock Warrants from the Preferred Stock Transaction and (4) the terms of the Waiver and Consent between the Company and the Institutional Investors. Exchange Act Rules 14a-4(a)(3) and 14a-4(b)(1) require that you identify clearly each separate matter intended to be acted upon and provide an opportunity to vote on each separate matter presented. Please revise your proxy statement to represent each matter as separate proposals.

United States Securities and Exchange Commission

Division of Corporate Finance

October 7, 2014

Company Response:

Please be advised supplementally that in accordance with Exchange Act Rules 14a-4(a)(3) and 14a-4(b)(a), Proposal 2 of the Proxy Statement has been revised to provide four (4) separate matters to be voted upon: (1) the issuance of common stock upon the conversion of the Bridge Notes and exercise of the warrants from the 2014 Bridge Financing, (2) the issuance of Series A Preferred Stock in connection with the Preferred Stock Transaction, (3) the issuance of common stock upon the conversion of the Series A Preferred Stock and the Preferred Stock warrants from the Preferred Stock Transaction, and (4) the terms of the waiver and consent between the Company and the Institutional Investors.

2.	In revising your proxy statement to unbundle the separate proposals, please note that to the extent approval of one proposal, such as the issuance of the Series A Preferred Stock, is contingent on the approval of another proposal, such as the authorization of preferred stock, this should be clearly disclosed. Also disclose any consequences to you in the event you fail to obtain shareholder approval. In addition, include a revised form of proxy that allows shareholders to vote separately on each proposal. See Question 101.02 of the Staff’s Compliance and Disclosure Interpretations regarding Exchange Act Rule 14a-4(a)(3).

Company Response:

Please be advised supplementally, that the Proxy Statement has been revised to disclose how each of the unbundled proposals are contingent upon the other proposals being approved by the shareholders, and the consequences to the Company in the event that we do not obtain shareholder approval. In addition, we have revised the form of proxy allowing shareholders to vote separately on each proposal.

Series A Preferred Stock, page 8

3.	You state here that proposal 4 seeks approval for the authority to issue 1,200,000 shares of preferred stock. However, proposal 4 seeks approval for authority to issue up to 5,000,000 shares of preferred stock. Please revise to address this discrepancy.

United States Securities and Exchange Commission

Division of Corporate Finance

October 7, 2014

Company Response:

Please be advised supplementally, that Proposal 4 seeks approval of 5,000,000 shares of a blanket preferred stock, of which 1,300,000 shares will be designated as Series A Preferred Stock. The certificate of rights designation and privileges of the Series A Preferred Stock is attached to the Proxy Statement as an exhibit.

Proposal 3 - Approval Of An Amendment To Outstanding Warrants To Reduce The Exercise Price, page 12

4.	You state that the descriptions of the warrants “do not purport to be complete” and qualify the descriptions by referring to the exhibits filed with the SEC, including specific Forms 8-K. You include a similar qualification of your description of the securities purchase agreement. Please revise your disclosure to provide a materially complete description of both the warrants and the securities purchase agreement.

Company Response:

Please be advised supplementally, that the Proxy Statement has been revised to disclose a materially complete description of both the warrants and the securities purchase agreement.

Proposal 4 - Approval of an Amendment to the Certificate of Incorporation to Provide Authority to Issue Preferred Stock, page 14

5.	Your disclosure in this proposal is unclear as to whether you are seeking approval solely for the issuance of 5,000,000 shares of preferred stock or whether you are seeking approval for the creation of 5,000,000 shares of authorized preferred stock with 1,300,000 of those shares designated as Series A Preferred Stock. Please revise to clarify your intent under this proposal. In this regard, tell us whether you presently have any plans, proposals or arrangements to issue any shares of preferred stock, other than in connection with the Preferred Stock Transaction currently addressed in proposal 2. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue the newly authorized shares of preferred stock other than in connection with the Preferred Stock Transaction.

United States Securities and Exchange Commission

Division of Corporate Finance

October 7, 2014

Company Response:

Please be advised supplementally that the disclosure has been clarified to reflect that we are seeking approval for the creation of 5,000,000 shares of authorized preferred stock with 1,300,000 of those shares designated as Series A Preferred Stock. In addition, the disclosure has been revised to state that the Company has no plans, proposals, or arrangements, written or otherwise, at this time to issue the newly authorized shares of preferred stock other than in connection with the Preferred Stock Transaction.

Proposal 6 - Approval of the 2014 Equity Incentive Plan, Page 17

6.	Please disclose whether there are any current plans to make specific grants or awards under the 2014 Equity Incentive Plan. If so, please include the New Plan Benefits table or tell us why you do not believe that the table is required. Refer to Item 10(a)(2) of Schedule 14A. If there are no current plans to make specific awards under the Plan or the benefits or amounts are not determinable, please revise your disclosure to provide a statement to that effect.

Company Response:

Please be advised supplementally that the disclosure has been revised to reflect that the Company has no current plans to make specific awards under the 2014 Equity Incentive Plan. It is also noted that the Proxy Statement does not include a “New Plan Benefits” table, as such benefits or amounts are not determinable at this time.

On behalf of the Company, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and

United States Securities and Exchange Commission

Division of Corporate Finance

October 7, 2014

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Richard G. Satin

Richard G. Satin

SCHNADER HARRISON SEGAL & LEWIS LLP

RGS:jc

cc: John H. Freeman